NXP Semiconductors N.V. – Selling Shareholders Price Secondary Offering of Common Stock

Eindhoven, Netherlands – May 14, 2014 – NXP Semiconductors N.V. (“NXP”) (NASDAQ: NXPI) announced today the pricing of the previously announced secondary offering of 17,376,611 shares of its common stock to be sold by certain of its principal stockholders, including affiliates of funds managed or advised by Kohlberg Kravis Roberts & Co. L.P. and Bain Capital Partners, LLC, pursuant to NXP’s shelf registration statement on Form F-3, at a price to the public of $60.35 per share. The offering is expected to settle and close on May 19, 2014, subject to customary closing conditions (the “Offering”). NXP will not receive any proceeds from the sale of shares in the Offering.

Barclays Capital Inc. is acting as underwriter for the offering.

Before you invest you should read the prospectus in the registration statement, the preliminary prospectus supplement and the other documents NXP has filed with the SEC, which may be accessed for free by visiting EDGAR on the SEC website at www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus, when available, may be obtained from: Barclays Capital Inc.; c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717; email: barclaysprospectus@broadridge.com; tel: (888) 603-5847.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This document includes forward-looking statements, which include statements regarding NXP’s business strategy, financial condition, results of operations and market data, as well as other statements that are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after NXP distributes this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in NXP’s SEC filings. Copies of NXP’s SEC filings are available from the SEC website, www.sec.gov.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) creates solutions that enable secure connections for a smarter world. Building on its expertise in High Performance Mixed Signal electronics, NXP is driving innovation in the automotive, identification and mobile industries, and in application areas including wireless infrastructure, lighting, healthcare, industrial, consumer tech and computing. NXP has operations in more than 25 countries.

For further information, please contact:

Investors

Jeff Palmer

jeff.palmer@nxp.com

+1 408 518 5411

Media

Joon Knapen

pr@nxp.com

+31 6 1930 3857